June 6, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

One Station Place, N.E.
Washington, D.C. 20549

Re:	Passco Apartment REIT, Inc. Request for Withdrawal of Registration Statement on Form S-11 File No. 333-163389

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the Securities Act of 1933 (the “Securities Act”), as amended, Passco Apartment REIT, Inc., (the "Registrant") hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registrant's registration statement on Form S-11 (File No. 333-163389) relating to the registration of shares of common stock (together with all exhibits filed thereto, the "Registration Statement'). The Registration Statement was originally filed with the Commission on November 25, 2009.

The Registration Statement was not declared effective by the Commission, none of the Registrant's securities were sold pursuant to the Registration Statement, and its withdrawal is consistent with the public interest and protection of investors. The Registrant is withdrawing the Registration Statement because the Registrant is not going forward with the offering at this time.

Accordingly, the Registrant requests that the Commission issue an order granting the withdrawal of the Registration Statement (the “Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to the undersigned via email at bwinnApassco.net or via facsimile at (949) 442-2470, with a copy to Darryl Steinhause of DLA Piper US LLP via email at darryl.steinhausedlapiper.com or via facsimile at (858) 638-5002.

In accordance with Rule 457(p) under the Securities Act, the Registrant requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions regarding the foregoing request for withdrawal, please call Darryl Steinhause at DLA Piper US LLP, counsel to Passco Apartment REIT, Inc., at (858) 638-6702.

Sincerely,
Passco Companies, LLC (Sponsor) on behalf of Passco Apartment REIT, Inc.

By: /s/ William H. Winn William H. Winn President